UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 8, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release:
ANGLOGOLD ASHANTI APPOINTS VENKATAKRISHNAN AS CEO

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
May 8, 2013
ANGLOGOLD ASHANTI APPOINTS VENKATAKRISHNAN AS CEO

(ANGLOGOLD ASHANTI) – AngloGold Ashanti announces the appointment of Mr.
Srinivasan Venkatakrishnan (Venkat) as Chief Executive Officer effective immediately.

Venkat has been with AngloGold Ashanti for nine years. He was the Chief Financial
Officer at Ashanti Goldfields until that company’s merger with AngloGold Limited in
May 2004, creating what is now AngloGold Ashanti. Shortly after the merger he became Chief Financial Officer of the combined entity and joined the board in 2005.
Venkat had also previously been a Director of Corporate Reorganisation Services at
Deloitte & Touche in London.

More recently, following the departure of the former CEO at the beginning of April
2013, Venkat has been joint interim CEO of the Company, alongside Mr. Tony
O’Neill. Mr. O’Neill will remain an executive director on the board and revert to his role as Executive Vice President: Business and Technical Development. Venkat will also remain CFO of AngloGold Ashanti until further notice. A global search for a new
CFO has been initiated.

Venkat has an extensive knowledge of the Company and its international portfolio of assets, as well as significant financial and capital markets expertise. In his role as
CFO he has overseen funding for all of AngloGold Ashanti’s operating activities, giving him a detailed knowledge of all of our mines and operating jurisdictions. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-
term tenor and more favourable funding terms to the company’s credit profile.

“We’re extremely pleased to have an executive of Mr. Venkat akrishnan’s calibre to lead AngloGold Ashanti through the next phase of its development,” AngloGold
Ashanti Chairman Mr. Tito Mboweni, said.“ He will enjoy my personal support and the full support of the board as he brings his extensive experience to complement the impressive depth of our operating and strategic talent.”

“AngloGold Ashanti has a proud history, high-quality assets and a deep pool of world class talent,” Venkat said.“ We will build on the good work done over the years in order to realise the value inherent in our portfolio, while placing a sharp focus on returns, margins and free cashflow.”

Additional detail on the progress made with respect to AngloGold Ashanti’s near-
term operational objectives, outlined in February, will be provided at the presentation of the first-quarter results on May 13. Venkat will work with his executive team in the coming months to define the company’s approach to realising value for shareholders.

About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti
has 20 operations on four continents and one of the gold industry’s most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in Colombia, Guinea and Australia, among others. AngloGold Ashanti produced 3.944Moz of gold in 2012, generating
$6.35bn in gold income. As at 31 December 2012, AngloGold Ashanti’s Ore
Reserve totalled 74.1Moz.

The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in
Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the
form of Ghanaian Depositary Shares (GhDSs).

JSE Sponsor: UBS South Africa (Pty) Limited

ENDS
Contacts

Media
Alan Fine +27 83 250 0757
Stewart Bailey +1 646 338 4337/ +27-83-253-2021
Chris Nthite +27-83-301-2481

Investors
investors@anglogoldashanti.com
Stewart Bailey (US) +1 646 338 4337 / +27-83-253-2021
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
Mike Bedford (UK & Europe) +44 779 497 7881 / +27-82-374-8820
Fundisa Mgidi (SA) +27 11 637 6763/ +27-820-821-5322
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-
reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 8, 2013
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary